EXHIBIT 4.1


                      RESOLUTION OF THE BOARD OF DIRECTORS
                                       OF
                        CENEX HARVEST STATES COOPERATIVES


RESOLVED, that the Certificate of Designations for the Company's 8% Preferred Stock is hereby amended by adding a new Section 11 to read as follows:

                  SECTION 11. CONVERSION OF PREFERRED STOCK; CONVERSION OF PREFERRED STOCK AT OPTION OF HOLDERS. On and after April 1, 2003, holders of Preferred Stock may, at their option, convert any or all of their shares of Preferred Stock into fully paid and nonassessable shares of 8% Cumulative Redeemable Preferred Stock; provided, that such conversion right shall expire at the close of business on the date, if any, fixed for the redemption of Preferred Stock in any notice of redemption given pursuant to Section 5 hereof if there is no default in payment of the Redemption Price. Each share of Preferred Stock shall be convertible into 1/25th of one fully paid and nonassessable share of 8% Cumulative Redeemable Preferred Stock. Upon conversion, no adjustment or payment shall be made in respect of accumulated and unpaid dividends on the Preferred Stock surrendered for conversion.

                  The right of holders of Preferred Stock to convert their shares shall be exercised by delivery of a properly completed notice of conversion to the Company. No fractional shares of 8% Cumulative Redeemable Preferred Stock shall be issued upon conversion of Preferred Stock but any fraction of a share of 8% Cumulative Redeemable Preferred Stock that would otherwise be issuable in respect of the aggregate number of such shares surrendered for conversion at one time by the same holder shall be rounded up to the nearest whole share. Upon the delivery of a properly completed notice of conversion as provided above, the person converting such shares shall be deemed to be the holder of record of the 8% Cumulative Redeemable Preferred Stock issuable upon such conversion, and all rights with respect to the shares surrendered shall forthwith terminate except the right to receive the 8% Cumulative Redeemable Preferred Stock as herein provided.

                  The Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of 8% Cumulative Redeemable Preferred Stock upon conversion of Preferred Stock in a name other than that of the holder of the shares of Preferred Stock being converted, nor shall the Company be required to issue or deliver any such shares unless and until the person or persons requesting the issuance thereof shall have paid to the Company the amount of any such tax or shall have established to the satisfaction of the Company that such tax has been paid.

                  The Company shall comply with all securities laws regulating the offer and delivery of shares of 8% Cumulative Redeemable Preferred Stock.


Adopted:  03/05/03